Exhibit 15.2

Tantech Holdings Limited Announces Full Year 2014 Financial Results

Financial Year 2014 Highlights:

-- Net income attributable to common shareholders increased by 45.9% to nearly $14 million in 2014, on a 20.3% gross profit increase.

-- Overall Revenues increased 7% year-over-year to almost $65.5 million, compared to nearly $61.2 million in 2013.

-- Segment revenues increase by 19.3% and 7.9% in consumer products and energy segments, respectively. Decrease of 62.5% in trading segment revenues results from efforts to wind down trading segment activities due to comparatively lower segment margins.

LISHUI, China, April 30, 2015 /PRNewswire/ -- Tantech Holdings Ltd. (NASDAQ: TANH), a manufacturer and developer of bamboo-based charcoal products for industrial energy applications and household cooking, heating, purification, sanitation and agricultural uses, today announced its financial results for the full year ended December 31, 2014.

Tantech's largest segment, the household products segment, accounted for 81% of revenues in 2014, so the 19.3% year-over-year increase in segment revenues contributed heavily to overall growth. Moreover, the Company's focus on building a market for its bamboo-based carbon for use in supercapacitors resulted in the energy segment turning a loss of nearly $561,000 in 2013 into a segment profit of approximately $779,000 in 2014. While growth in two of the three segments was partially offset by a 62.5% decrease in trading segment revenues, this decrease was planned and designed for the Company's long-term benefit. Mr. Zhengyu Wang, Chief Executive Officer of Tantech, commented, "We shifted our focus in 2014 toward what we view as our most promising segments, household products and energy. Because the trading segment features comparatively high costs and low margins, we believe that deploying our resources in the household products and energy segments will be in the best long-term interest of our company and shareholders."

Mr. Wang continued, "We were pleased with the stable growth we experienced in 2014. Our regional sales expanded and sales increased while selling expenses as a percentage of sales dropped. Additionally, we introduced new "Charcoal Doctor" brand products to the market and developed new techniques to improve the production process for EDLC carbon. These successes, together with the decrease in general and administrative expenses, led to more than a 45% increase in income from operations. "

Financial Results for the Year Ended December 31, 2014

Revenues. Revenues increased approximately $4.3 million, or 7.0%, to approximately $65.5 million in 2014 from approximately $61.2 million in 2013. The increase was primarily attributable to the increased sales from our consumer product segment and energy segment, which were partially offset by decreased sales from our trading segment.

In our consumer product segment, revenue increased to approximately $53.1 million in 2014 from approximately $44.5 million in 2013. The increase was primarily attributable to increased sales in purification and deodorization products in 2014 as the demand for our products continues to be strong. We sold approximately 4.9 million pieces of air purification products and 7.9 million pieces of deodorizer products in 2014 compared to approximately 4.3 million pieces and 6.6 million pieces in 2013. The average selling price of air purification products increased by 17.9% in 2014.

In our trading segment, the revenue was approximately $3.0 million in 2014, a decrease of 62.5% compared to approximately $8.0 million in 2012. The decrease was attributable to our decision to significantly decrease our rubber wholesale business in 2014.

Our energy segment sales of approximately $9.4 million in 2014 represented an increase of approximately $694,000 as compared to approximately $8.7 million in 2013. The increase in sales revenue was primarily attributable to the increased sales of EDLC carbon in 2014. We sold 280 tons of EDLC carbon in 2014 compared to 272 tons sold in 2013. The average selling price of our EDLC carbon increased 2.5% to approximately $30,860 per ton from approximately $30,106 per ton in 2013.

Cost of revenues. Our cost of revenues increased by approximately $789,000 or 1.8% to approximately $44.9 million in 2014, from approximately $44.1 million in 2013. As a percentage of revenues, the cost of revenue decreased by approximately 3.5% to 68.5% in 2014 from 72.0% in 2013. The decrease in cost of revenues as a percentage of revenues was primarily attributable to the decision to reduce our rubber wholesale business in 2014, as the rubber wholesale business has historically featured a much higher cost of revenues.

Gross profit. Our gross profit increased by approximately $3.5 million, or 20.3%, to approximately $20.6 million in 2014 from approximately $17.2 million in 2013. Gross profit margin was 31.5% in 2014, as compared to 28.0% in 2013. The increase of 3.5 percentage points was primarily attributable to the reduction of our rubber wholesale business that had a lower gross profit margin in 2013.

Selling expenses. Selling expenses decreased by approximately $370,000 to approximately $1.1 million in 2014 compared to approximately $1.45 million in 2013. As a percentage of sales, our selling expenses decreased to 1.7% of revenues in 2014, as compared to 2.4% of revenues in 2013.

General and administrative expenses. Our general and administrative expenses decreased by approximately $1.5 million or 47.8%, to approximately $1.6 million in 2014 from approximately $3.1 million in 2013. As a percentage of revenues, general and administrative expenses decreased 2.6% to 2.5% in 2014, compared to 5.1% in 2013.

Research and development expenses. Our research and development expenses increased approximately $14,000 to approximately $746,000 in 2014 compared to approximately $732,000 in 2013 as we continued to increase research and development activities, especially those related to our EDLC carbon products in 2014.

Interest expense. Our interest expense decreased by approximately $319,000, or 36.8%, to approximately $548,000 in 2014, from approximately $867,000 in 2013. The decrease in interest expense was primarily attributable to the repayment of approximately $4.1 million in long-term bank loans in April 2014, which reduced our interest expenses. We also discounted fewer bankers acceptance notes payable in 2014.

Government subsidy income. Our government subsidy income was approximately $62,000 in 2014 compared to approximately $49,000 in 2013. Our government subsidy income in 2014 and 2013 were all granted by local governments in recognition of our achievements in different areas. All subsidies we received in 2014 and 2013 were one-time grants and may not occur again in the future. We cannot predict the likelihood or amount of any future subsidies.

Other Income. Other income was approximately $721,000 and $691,000 in 2014 and 2013, respectively. Other income was primarily related to the consulting fee that we charged to a third party company using our patent in its production of doors with air treatment functionality.

Income before income taxes. Our income before income taxes was approximately $17.6 million in 2014, an increase of approximately $5.7 million compared to approximately $11.9 million in 2013. The increase was primarily attributable to an increase of approximately $3.5 million in gross profit and a decrease of approximately $1.9 million in operating expenses in 2014 compared to 2013.

Provision for income taxes. Our provision for income taxes was approximately $2.8 million in 2014, an increase of approximately $1.0 million or 56.8% from approximately $1.8 million in 2013. The increase in provision for income taxes was primarily attributable to higher income before income taxes and higher effective income tax rate in 2014 compared to 2013.

Net income attributable to common stockholders. Our net income attributable to common stockholders was approximately $14.0 million in 2014, an increase of approximately $4.4 million from approximately $9.6 million in 2013. The increase was attributable to the factors described above.

Balance Sheet and Cash Flow

As of December 31, 2014, we had cash and cash equivalents of $415,275, working capital of $43.5 million and stockholders' equity of $59.3 million. In 2014, the Company generated $2.5 million from its operating activities, generated $533,000 by investing activities and used $4.2 million in financing activities, mostly related to the repayment of a long-term loan. As of April 10, 2015, our cash and cash equivalents balances increased to $9.6 million which included the proceeds received from the Company's initial public offering of $5.1 million.

"In 2015 we expect to build on our solid foundation by expanding our traditional sales of Charcoal Doctor products with a new focus on e-commerce platform. We are confident this approach will help us better manage our costs, as well as increase market share and profitability." Mr. Wang further stated, "I am encouraged about the company's growth opportunities in 2015. Our recent IPO will allow us to continue the development of new products, creating added value for our investors and sustain long term growth for the company."

About Tantech Holdings Ltd.

We are a specialized manufacturer of bamboo charcoal based products with primary business focus in household products, EDLC carbon as well as low emission BBQ charcoal. We conduct our operations in China through our wholly owned subsidiary, USCNHK Group Limited in Hong Kong and its majority-owned Chinese subsidiary, Zhejiang Tantech Bamboo Technology Co., Ltd ("Tantech Bamboo"). Tantech Bamboo is engaged in the production and distribution of household products. Through Tantech Bamboo's wholly owned Chinese subsidiary, Zhejiang Tantech Bamboo Charcoal Co., Ltd ("Tantech Charcoal"), we conduct trading business, including the export of charcoal products; through Bamboo Tech's wholly owned Chinese subsidiary, Zhejiang Tantech Energy Technology Co., Ltd ("Tantech Energy"), we manufacture EDLC carbon and low emission BBQ charcoal.

Our household products include purification and deodorization products, cleaning products and barbecue charcoals designed for domestic market. Purification and deodorization products and cleaning products are sold under the brand name "Charcoal Doctor". Purification and deodorization products include air purification products, deodorizer and bamboo vinegar. Cleaning products include kitchen and bathroom cleaning products, personal care products and liquid detergents.

For more information about Tantech Holdings Ltd. please visit: http://www.tantech.cn/en/index.asp

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of Tantech Holdings Ltd., and its subsidiary companies. All statements other than statements of historical fact included herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's ability to meet its projected output for the term of the supply contract; the general ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For more information please contact:

Tantech Holdings Ltd
Ms. Ye Ren
IR Manager
+86-578-261-2869
ir@tantech.cn

Investor Relations
Mr. David L. Richmond
Yantsee@aol.com
+1-585-314-1619

Tantech Holdings Ltd and Subsidiaries
Consolidated Statements of Income and Comprehensive Income
(In US Dollars)

	For the Years Ended December 31,
	2014	2013

Revenues	$65,493,106	$61,220,518

Cost of revenues	44,852,994	44,064,389

Gross Profit	20,640,112	17,156,129

Operating expenses
Selling expenses	1,081,446	1,451,368
General and administrative expenses	1,639,288	3,139,690
Research and development expenses	745,636	731,720
Total operating expenses	3,466,370	5,322,778

Income from operations	17,173,742	11,833,351

Other income (expenses)
Interest income	162,378	200,303
Interest expense	(547,584)	(867,295)
Government subsidy income	62,137	48,659
Other income, net	720,700	691,112
Total other income	397,631	72,779

Income before income taxes	17,571,373	11,906,130

Provision for income taxes	2,854,489	1,820,481

Net income	14,716,884	10,085,649

Net income attributable to the noncontrolling interest	(735,844)	(504,282)

Net income attributable to stockholders	$13,981,040	$9,581,367

Net income	14,716,884	10,085,649
Other comprehensive income:
Foreign currency translation gain (loss)	(184,951)	928,686

Comprehensive income	14,531,933	11,014,335

Less: Comprehensive income attributable to
noncontrolling interest	(726,596)	(550,716)

Comprehensive income attributable to stockholders	$13,805,337	$10,463,619

Earnings Per share -Basic and Diluted	$0.33	$0.19

Weighted Average Shares Outstanding - Basic and diluted	41,890,411	50,000,000

Tantech Holdings Ltd and Subsidiaries
Consolidated Balance Sheets
(In US Dollars)

	December 31,	December 31,
	2014	2013
Assets
Current Assets
Cash and cash equivalents	$415,275	$1,659,059
Restricted cash	3,583,800	3,598,299
Accounts receivable, net	43,567,769	28,459,889
Inventories, net	1,339,302	1,343,710
Loans to third parties, net	-	1,761,531
Advances to suppliers, net	10,634,280	11,390,529
Other receivables	68,778	92,235
Deferred tax assets	140,226	474,991
Total current assets	59,749,430	48,780,243

Property, plant and equipment, net	12,802,932	12,568,707

Other Assets
Deferred tax assets - non-current	26,109	23,162
Intangible assets, net	2,422,421	2,649,328
Deposits	3,707,702	4,088,976
Total Assets	$78,708,594	$68,110,416

Liabilities and Equity
Current Liabilities
Short-term bank loans	$2,117,700	$2,126,268
Long-term bank loans - current portion	-	4,088,976
Bankers acceptance notes payable	7,167,600	7,196,598
Accounts payable	3,741,193	3,151,425
Due to related parties	-	120,000
Loans from third parties	-	39,082
Customer deposits	562,995	1,206,845
Taxes payable	2,272,106	1,839,600
Accrued liabilities and other payables	370,211	396,766
Total current liabilities	16,231,805	20,165,560

Equity
Common stock, $0.001 par value, 50,000,000 shares authorized,
20,000,000 and 50,000,000 shares issued and outstanding
at December 31,2014 and 2013, respectively	20,000	50,000
Additional paid-in capital	9,473,230	9,443,230
Statutory reserves	5,377,637	4,001,647
Retained earnings	40,935,229	28,330,179
Accumulated other comprehensive income	3,515,420	3,691,123
Total Stockholders' Equity	59,321,516	45,516,179
Noncontrolling interest	3,155,273	2,428,677
Total Equity	62,476,789	47,944,856
Total Liabilities and Equity	$78,708,594	$68,110,416